Exhibit 99.1

AGM Group Announces Third Quarter 2021 Unaudited Financial Results

BEIJING, Dec. 3, 2021 /PRNewswire/ -- AGM Group Holdings Inc. ("AGMH" or the "Company") (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced its unaudited financial results for the three months ended September 30, 2021.

Third Quarter 2021 Operating and Financial Highlights

●	Total computing power sold was 79,200 TH/s, compared with nil in the same period of 2020.

●	Total revenues were $5.34 million, an increase of approximately $5.30 million from $31,261 in the same period of 2020.

●	Gross profit was $0.71 million, an increase of approximately $0.69 million from $21,138 in the same period of 2020.

●	Net income was $0.20 million, compared to net loss of $0.32 million in the same period of 2020.

Mr. Chenjun Li, Chairman and Co-Chief Executive Officer of the company commented, "We are very excited in the impressive strides we have made across multiple fronts, which followed our announcement of new business lines and growth strategy in August. We have gained considerable attention and interests to our first ASIC crypto mining machine-KOI MINER C16, thanks to its top industry metrics. Notably, we secured purchase orders for 67,500 cryptocurrency mining machines within just three months from various companies. These achievements exemplify the strong industry recognition we received in our product and further establish our leading position in the cryptocurrency mining industry. Additionally, despite a global semiconductor shortage and logistic challenges, we are effectively navigating market dynamics by securing our supply chain capabilities through the AGMH-HighSharp partnership and exploring opportunities for manufacturing operation in North America that can bring us closer to our end customers. We are confident we will distinguish ourselves with our technical capabilities to become a leader in producing high-powered ASIC mining machines.”

Mr. Wenjie Tang, Co-Chief Executive Officer of the company, commented, “By leveraging the new growth strategy, we were off to a firm start financially, with revenues of $5.34 million in the third quarter, primarily from sales of crypto mining machines, and computing hardware. The initial success boosts our confidence that we are on the right path of business transformation. Apart from the new initiative, we remain diligent to push the development of our legacy fintech business as planned. We believe the combined strengths of our solid infrastructure, technology, and our experienced senior management team will enable us to deliver lasting value for shareholders. We will further advance our mission to become an integrated technology company focusing on blockchain-oriented ASIC chip design, advanced cryptocurrency mining equipment production, and fintech software services.”

Mr. Steven Sim, Chief Financial Officer of the Company, commented, "Our solid financial performance for the third quarter demonstrates the success and profitability of our transition and engagement into the ASIC chip design and cryptocurrency mining equipment manufacturing space. Notably, our income from operations and net income turned to positive over the period, compared to both losses in the prior year. Moreover, we are optimistic on the strategic importance of our partnership with HighSharp, of which the progress will be on track with the schedule. Heading into 2022, our imperatives will be delivering the substantial number of mining machines ordered as scheduled, ramping up our production capacity, and securing more purchase orders. As we seek to sustain our future growth trajectory, we will keep investing into strengthening our R&D, cutting-edge technologies, and manufacturing capacity to propel further development in our core crypto miner manufacturing business and other initiatives.”

Third Quarter 2021 Business Highlights & Recent Developments

●	Strategic Initiative for North American Manufacturing Base

In November, AGMH announced that the Company is exploring strategic opportunities to set up its North American manufacturing operations in the United States or Canada to strengthen its leadership position in the Bitcoin mining sector.

●	Purchase Order from Code Chain

In November, AGMH received a purchase order from Code Chain New Continent Limited (“Code Chain”) (NASDAQ: CCNC) for 10,000 units of 100 TH/S KOI mining machines worth $65 million. This agreement also provides Code Chain with an option to purchase an additional 10,000 mining machines.

●	Strategic Partnership with Meten

In October, AGMH entered into a strategic partnership with Meten Holding Group Ltd. (“Meten”) (NASDAQ: METX) to focus on research and development support for blockchain applications and establishing a cryptocurrency mining supply chain. The agreement includes an initial order from Meten for 1,500 Bitcoin mining machines worth US$12 million.

●	Purchase Order from MinerVa

In October, AGMH agreed to supply MinerVa Semiconductor Corp. ("MinerVa") with 25,000 units of its 100 TH/S crypto mining machine to build the MinerVa suite of crypto mining machines. MinerVa is the distributor of industrial grade crypto mining machines to leading global large-scale mining companies.

●	Purchase Order from Nowlit Solutions

In October, AGMH received a purchase order from Nowlit Solutions Corp., a leading crypto currency equipment supply chain services and consultancy company in North America, for 30,000 units of 100 TH/S ASIC crypto mining machines.

Third Quarter 2021 Financial Results

Revenues

Total revenues were $5.34 million, an increase of approximately $5.30 million from $31,261 in the same period of 2020. The increase was primarily due to the increase in sales revenues from cryptocurrency mining machine and standardized computing equipment sales since August, compared with nil in the same period of 2020. Total computing power sold increased to 79,200 TH/s, compared to nil in the same period of 2020. The growth came after the Company announced in August to initiate a new growth strategy to become a key participant and contributor in the global blockchain ecosystem.

Cost of Revenues

Cost of revenues was $4.62 million, an increase of approximately $4.61 million from $10,123 in the same period of 2020. The increase was primarily due to the increase in procurement costs of crypto mining machines and standardized computing equipment, compared with nil in the same period of 2020.

Gross Profit

Gross Profit was $0.71 million, an increase of $0.69 million from $21,138 in the same period of 2020. The increase was primarily due to the substantial increase in revenues.

Operating expenses

Total operating expenses were $0.34 million, an increase of 17.1% from approximately $0.29 million in the same period of 2020.

●	Selling, general, and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general, and administrative expenses were $0.33 million, an increase of 20.2% from $0.27 million in the same period in 2020. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise.

●	Research and development expenses were $10,304, a decrease of 35.6% from $16,007 in the same period in 2020. The decrease was primarily due to the decrease in FinTech R&D. The Company had not invested in cryptocurrency mining machine R&D until Sep 30, 2021.

Income from operations

Income from operations was $0.37 million, compared with loss from operations of $0.27 million in the same period of 2020.

Other income (expenses)

Other expenses, net of other income was $15,005, compared to other expenses, net of other income, of $5,324 in the same period of 2020. The increase in other expenses, net of other income, was primarily attributed to foreign exchange loss, interest expenses, and bank charges.

Net income

Net income was $0.20 million, compared to net loss of $0.32 million in the same period of 2020.

Earnings per share

Basic and diluted net income per common share were both $0.01, compared to basic and diluted net loss of both $0.01 in the same period of 2020.

Cash and cash equivalents

Cash and cash equivalent were $1.40 million as of September 30, 2021, among which $0.79 million (RMB5.14 million) was held inside China (Mainland), and $0.61 million held outside of China (Mainland). As of June 30, 2021, the Company had a total of $0.46 million in cash and cash equivalents, among which $0.15 million (RMB0.96 million) was held inside China (Mainland), and $0.31 million held outside of China (Mainland). AGMH has not transferred and do not plan to transfer cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. AGMH subsidiaries in China (Mainland) incur expenses from time to time, and the Company has spent with plans to spend RMB cash to cover those expenses.

Conference Call

AGMH's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, December 3, 2021 (9:00 PM Beijing/Hong Kong Time on December 3, 2021).

For participants who wish to join the call, please register in advance for the conference using the link provided below at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an email with detailed instructions to join the conference call.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/6978907

Once completing the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available at: https://edge.media-server.com/mmc/p/8moqvyto

A replay of the conference call may be accessed by phone approximately two hours after the conclusion of the live call at the following numbers until December 11, 2021. To access the replay, please reference the conference ID 6978907.

International	+61-2-8199-0299
United States	+1-855-452-5696
Hong Kong, China	+852-800-963-117
Mainland, China	+86-800-870-0206
+86-400-632-2162

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

The Blueshirt Group

Ms. Feifei Shen

Phone: +86 13466566136

Email: feifei@blueshirtgroup.com

The Blueshirt Group

Ms. Suwen Feng

Phone: +86 139-1711-0134

Email: suwen@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Cash and cash equivalents	$1,403,534	$664,605
Accounts receivable	1,541,925	-
Inventories	4,073,711	-
Advance to suppliers	14,186,429	-
Prepayment and other current assets	5,849,326	5,420,916
Total current assets	27,054,925	6,085,521
Property and equipment, net	11,037	19,320
Intangible assets, net	9,003	10,113
Operating lease right-of-use assets	66,539	-
Total assets	$27,141,504	$6,114,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$2,541,925	$-
Short-term borrowings - related party	499,980	-
Accounts payable	1,625	4,974
Accrued expenses and other payables	2,157,119	1,819,544
Advance from customers	17,560,514	-
Due to related parties	1,013,641	597,826
Operating lease liabilities, current	49,522	-
Total current liabilities	23,824,326	2,422,344
Operating lease liabilities, non-current	17,017	-
Total liabilities	$23,841,343	$2,422,344

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,356,290 and 21,356,290 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	$21,356	$21,356
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	7,100	7,100
Additional paid-in capital	8,368,266	8,368,266
Statutory reserves	47,169	-
Accumulated deficit	(5,300,800)	(4,947,815)
Accumulated other comprehensive income	157,070	243,703
Total shareholders’ equity	3,300,161	3,692,610
Total liabilities and shareholders’ equity	$27,141,504	$6,114,954

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For The Three Months Ended		For The Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenues
Revenues	$5,335,896	$31,261	$5,335,896	$39,710
Total Revenues	5,335,896	31,261	5,335,896	39,710
Cost of Revenues
Cost of revenues	(4,621,957)	(10,123)	(4,621,957)	(29,872)

Gross profit	713,939	21,138	713,939	9,838

Operating expenses
Selling, general & administrative expenses	329,391	274,059	809,886	765,652
Research and development expenses	10,304	16,007	32,809	47,355
Total operating expenses	339,695	290,066	842,695	813,007

Income/(Loss) from operations	374,244	(268,928)	(128,756)	(803,169)

Other income/(expenses)
Other income	318	-	495	793
Other expenses	(15,323)	(5,324)	(20,325)	(3,440)
Total other expenses	(15,005)	(5,324)	(19,830)	(2,647)

Income/(Loss) from continuing operations before provision of income taxes	359,239	(274,252)	(148,586)	(805,816)
Provision for income taxes expenses	(157,230)	-	(157,230)	-

Net income/(loss) from continuing operations	202,009	(274,252)	(305,816)	(805,816)

Discontinued operations
Loss from discontinued operations, net of income tax	-	(45,690)	-	(173,168)
Loss from discontinued operations, net of income tax	-	(45,690)	-	(173,168)

Net income/(loss)	$202,009	$(319,942)	$(305,816)	$(978,984)

Comprehensive income/(loss)
Net income/(loss)	$202,009	$(319,942)	$(305,816)	$(978,984)
Other comprehensive loss
Foreign currency translation adjustment	5,540	(134,319)	(86,633)	(93,495)
Total comprehensive income/(loss)	$207,549	$(454,261)	$(392,449)	$(1,072,479)

Income/(Loss) earnings per common share
Continuing operations - Basic and Diluted	$-	$(0.01)	$-	$(0.04)
Discontinued operations - Basic and Diluted	0.01	-	(0.01)	(0.01)

Net income/(loss) per common share - basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.05)

Weighted average Class A ordinary shares outstanding, basic and diluted	21,356,290	21,826,042	21,356,290	21,802,845

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Nine Months Ended
	September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(305,816)	$(978,984)
Net loss from discontinued operations, net of tax	-	(173,168)
Net loss from continuing operations	(305,816)	(805,816)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	9,567	25,035
Changes in operating assets and liabilities:
Accounts receivable	(1,541,925)	-
Advance to suppliers	(14,186,429)	-
Prepayment and other current assets	(428,410)	95,047
Inventories	(4,073,711)	-
Accounts payable	(3,349)	134
Accrued expenses and other payables	337,575	(9,387)
Advanced from customers	17,560,514	13,375
Net cash used in operating activities from continuing operations	(2,631,984)	(681,612)
Net cash used in operating activities from discontinued operations	-	(261,527)
Net cash used in operating activities	(2,631,984)	(943,139)

Cash flows from investing activities
Purchase of property and equipment	-	(821)
Net cash used in investing activities from continuing operations	-	(821)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	-	(821)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	667,901
Proceeds from related parties	373,130	100,292
Proceeds from short-term borrowings	2,541,925	-
Proceeds from short-term borrowings – related party	499,980	-
Repayments to related parties	(17,391)	(657,538)
Net cash provided by financing activities from continuing operations	3,397,644	110,655
Net cash used in financing activities from discontinued operations	-	(120,110)
Net cash provided by/(used in) financing activities	3,397,644	(9,455)

Effect of exchange rate changes on cash and cash equivalents	(26,731)	82,662
Net change in cash and cash equivalents	738,929	(870,753)
Cash and cash equivalents, beginning of the period	664,605	2,076,569
Cash and cash equivalents, end of the period	1,403,534	1,205,816
Less cash and cash equivalents of discontinued operations–end of period	-	366,606
Cash and cash equivalents of continuing operations–end of period	$1,403,534	$839,210

Supplemental cash flow information
Interest paid	$12,740	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements